Exhibit 12.1

BHP Billiton Group

RATIO OF EARNINGS TO FIXED CHARGES

In accordance with IFRS	Year ended June 30, 2018 (1)	Year ended June 30, 2017 Restated (2)	Year ended June 30, 2016 Restated (2)	Year ended June 30, 2015 Restated (2)	Year ended June 30, 2014 Restated (2)
Earnings
Income before income taxes, excluding equity in earnings of associates and JV’s, after exceptional items	14,604.0	10,865.0	3,895.0	11,669.0	20,839.0
add:
Fixed charges	1,284.4	1,209.3	1,023.8	783.8	759.5
Distributed income of equity investees	693.0	620.0	293.0	723.0	1,250.0
subtract:
Capitalised interest	(139.0)	(113.0)	(123.0)	(148.0)	(182.0)

Total adjusted earnings	16,442.4	12,581.3	5,088.8	13,027.8	22,666.5
Fixed Charges
Interest costs (expensed and capitalised)	1,228.0	1,157.0	974.0	607.0	561.0
Portion of rent expense representative of interest factor	56.4	52.3	49.8	176.8	198.5

Total fixed charges	1,284.4	1,209.3	1,023.8	783.8	759.5
Ratio of Adjusted Earnings to Fixed Charges	12.8	10.4	5.0	16.6	29.8

(1)

Presented on a Continuing operations basis with the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the announcement of the sale of Onshore US assets on July 27, 2018).

(2)

Presented on a Continuing operations basis and have been restated for the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the announcement of the sale of Onshore US assets on July 27, 2018 and FY2015 and FY2014 following the demerger of South32.